UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42744

AURA MINERALS INC.

(Exact name of registrant as specified in its charter)

c/o Aura Technical Services Inc.

3390 Mary St,

Suite 116, Coconut Grove,

Florida, 33133, United States

+1 (305) 239 9332

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated August 5, 2025 – Aura declares dividend of US$0.33 per share and US$0.11 per BDR based on Q2 2025 results, resulting in a dividend yield of 7.4% in the LTM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aura Minerals Inc.

By:	/s/ João Kleber Cardoso
	Name:	João Kleber Cardoso
	Title:	Chief Financial Officer

Date: August 5, 2025